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FORM 4
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

     Montoya        Lydia         M.
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    (Last)         (First)       (Middle)

     5210 E. Williams Circle, Suite 200
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    (Street)

     Tucson        Arizona         85711
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    (City         (State)         (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

    Wavetech International, Inc.; ITEL
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3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

    October 1998
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5.  If Amendment,
    Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [ ] Director                          [ ] 10% Owner
    [X] Officer (give title below)        [ ] Other (specify below)

    Chief Financial Officer
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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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                      TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A)         5. Amount of     6. Owner-    7. Nature of
   (Instr. 3)            action     action       or Disposed of (D)                 Securities       ship         Indirect
                         Date       Code         (Instr. 3, 4 and 5)                Beneficially     Form:        Beneficial
                                    (Instr. 8)                                      Owned at         Direct       Owner-
                         (Month/    ----------   -------------------------------    End of Month     (D) or       ship
                         Day/                                  (A) or                                Indirect
                         Year)      Code    V      Amount      (D)      Price       (Instr. 3 and 4) (I)
                                                                                                     (Instr. 4)  (Instr. 4)
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Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-
   (Instr. 3)                       sion or      action      tion          ative Securities Ac-
                                    Exercise     Date        Code          quired (A) or Dis-
                                    Price of                 (Instr. 8)    posed of (D)
                                    Deri-        (Month/                   (Instr. 3,4, and 5)
                                    vative       Day/        -----------   -------------------------
                                    Security     Year)       Code    V      (A)         (D)
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Option                             $0.66         10/01/98    J(1)                       300,000
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Option                             (4)           10/01/98    A       V      300,000
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6. Date Exer-       7. Title and Amount of        8. Price   9.  Number     10. Owner-  11. Nature
   cisable and         Underlying Securities         of          of Deriv-      ship        of
   Expiration          (Instr. 3 and 4)              Deriv-      ative          Form of     Indirect
   Date                                              ative       Secur-         Deriv-      Benefi-
   (Month/Day/                                       Secur-      ities          ative       cial
    Year)                                            ity         Bene-          Security:   Owner-
   ----------------    -----------------------       (Instr.     ficially       Direct      ship
   Date     Expira-                  Amount or       5)          Owned          (D) or      (Instr. 4)
   Exer-    tion          Title      Number of                   at End         Indirect
   cisable  Date                     Shares                      of             (I)
                                                                 Month          (Instr. 4)
                                                                 (Instr. 4)
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   (2)      01/31/07   Common Stock  300,000         (3)         0              D
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   (5)      10/01/08   Common Stock  300,000         (3)         300,000        D
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Explanation of Responses:

(1) These options were cancelled by the Company's Board of Directors, effective October 1, 1998.
(2) These options were exercisable to purchase a number of shares of the Company's Common Stock as follows: 150,000 exercisable as of October 1, 1998; additional 50,000 on February 28, 1999; additional 50,000 on August 31, 1999; remaining 50,000 on February 29, 2000.
(3) These options were granted as compensation to Ms. Montoya for her services as Chief Financial Officer.
(4) All of these options may be exercised at a price per share equal to the closing price of the Company's Common Stock on the Nasdaq SmallCap Market on October 1, 1998.
(5) These options are exercisable to purchase a number of shares of the Company's Common Stock, as follows: 150,000 exercisable as of October 1, 1998; additional 50,000 on February 28, 1999; additional 50,000 on August 31, 1999; remaining 50,000 on February 29, 2000.



                           /s/  Lydia M. Montoya               November 10, 1998
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                           **Signature of Reporting Person            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7/97)